

Mail Stop 3561

March 30, 2017

Via E-mail
Dale W. Boyles
Chief Financial Officer
Warrior Met Coal, LLC
16243 Highway 216
Brookwood, AL 35444

     Re: **Warrior Met Coal, LLC**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed March 27, 2017
               File No. 333-216499

Dear Mr. Boyles:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2017 letter.

Prospectus Summary, page 1

1.   We note the disclosure on page 3 that the company's 2016 average realized price was 99% of the HCC benchmark. However, footnote one on page 16 states that for the three months ended December 31, 2016 the average HCC quarterly benchmark price per metric ton was $200 and the company's average realized price per metric ton was $169.47, which would be approximately 85% of the HCC benchmark. Please explain how you arrived at this percentage and revise the disclosure on page 3 to clearly discuss the most recent quarterly information.

Dale W. Boyles
Warrior Met Coal, LLC
March 30, 2017
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected 2017 Targeted Operating Metrics, page 78

2.   We note your response to prior comment 3 and 6. Please tell us why you did not change the amounts presented (e.g. $109 to $118) when you changed the caption to costs of sales from cash cost of sales. In addition, tell us why you are comparing cost of sales to cash cost of sales when these are inherently different amounts and clarify what you mean by expected run rate cash cost of sales.

3.   We note your response to prior comment 7. We believe these targeted operating metrics are projections and therefore Item 10(b) of Regulation S-K would apply. Please revise your disclosure to comply with the guidance of Item 10(b) including the presentation of revenue, net income (loss) and earnings (loss) per share and the assumptions which in management's opinion are most significant to the projections or are the key factors upon which the financial results of the enterprise depend.

        You may contact Myra Moosariparambil at (202) 551-3796 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Rosa Testani
       Akin Gump Strauss Hauer & Feld LLP